PRESS RELEASE	LIFE SCIENCES RESEARCH, INC.
(NYSE Arca: LSR)
P. O. Box 2360
Mettlers Road
East Millstone, NJ 08875-2360

For Further Information:
Richard Michaelson
Phone: US: (732) 649-9961
e-mail: LifeSciencesResearch@LSRinc.net

May 7, 2007

LSR ANNOUNCES FIRST QUARTER RESULTS

Highlights:
•	Revenues of $54.3 million.
•	Net Income of $3.5 million, or $0.23 per fully diluted share.
•	Net new orders of $66.3 million
•	Cash in excess of $50 million

East Millstone, New Jersey, May 7, 2007 – Life Sciences Research, Inc. (NYSE Arca: LSR) announced today that revenues for the quarter ended March 31, 2007 were $54.3 million, 27.9% above the revenues for the same period in the prior year of $42.5 million. Excluding the effect of exchange rate movements, revenues increased 17.4%. Operating income for the quarter ended March 31, 2007 was $6.2 million, or 11.5% of revenues, compared with $4.0 million, or 9.5% of revenues for the same period in the prior year. The quarter included FAS123R Stock option expense of $0.6 million compared with $0.1 million in the same quarter last year. The Company reported net income for the quarter ended March 31, 2007 of $3.5 million compared with $0.5 million for the quarter ended March 31, 2006. Net income per common share for the quarter ended March 31, 2007 was $0.27 compared with $0.04 in the quarter ended March 31, 2006. Net income per fully diluted share was $0.23 for the current quarter compared to $0.03 in the prior year.

The net income for the three months ended March 31, 2007 included Other Expenses of $0.4 million which comprised finance arrangement fees of $0.5 million, offset by $0.1 million from a non-cash foreign exchange re-measurement gain pertaining to the March 2006 $70 million financing (the “New Financing”) denominated in US dollars. In the same period in the prior year, Other Expenses of $1.0 million were comprised of finance arrangement fees of $1.3 million primarily reflecting fees of Alconbury Estates, LSR’s landlord, which was consolidated under FIN46, and other exchange losses of $0.2 million, offset by a non-cash foreign exchange re-measurement gain pertaining to the Convertible Capital Bonds of $0.5 million.

Net days sales outstanding at March 31, 2007 were 11 (11 at March 31, 2006 and 21 at December 31, 2006). Capital expenditure totaled $4.0 million in the first quarter of 2007, compared to $1.7 million in the first quarter of 2006.

Cash on hand at March 31, 2007 was $50.1 million compared with $44.1 million at December 31, 2006. The increase in cash on hand was primarily due to high cash collections in the first quarter of 2007 associated with the high levels of invoicing in the fourth quarter of 2006. Long-term debt was $89.2 million both at March 31, 2007 and at December 31, 2006. At March 31, 2007 long-term debt predominantly consisted of the $69.9 million outstanding from the New Financing Loan and the $23.7 million of finance leases associated with the sale and leaseback, offset by unamortized lender warrant costs.

Net new business signings totaled $66.3 million for the first quarter of 2007. This represented an increase of 17% from the first quarter orders in 2006. At March 31, 2007 backlog (booked on work) amounted to approximately $182 million.

Brian Cass, LSR’s President and Managing Director commented, “We are delighted that the outstanding order levels we achieved in 2006 are now beginning to flow through the business, producing new record levels for revenues and operating profit this quarter. Orders have continued to be strong at $66.3 million which is a constant currency increase of 8% on the same quarter last year, and backlog has increased to $182 million, a new record level. We continue to achieve strong order growth in the Pharmaceutical sector, particularly evident in the 20% increase in orders over last year from our customers who are amongst the top ten global pharma companies. As we’ve discussed in the past, one of our key strategies is to deepen and expand our relationships with this important group of customers. This, as well as strength in the non-pharma segment, has helped us achieve a gratifying book-to-bill ratio of 1.22, a performance that reflects our ongoing success in growing all of our business, and the continuing strength and growth of the outsourcing market place.”

LSR will hold an investor conference call to discuss the quarter’s results on May 8, 2007 at 9:00 a.m. Eastern Time. That call can be listened to by dialing (212) 287-1617 pass code 3316789. We suggest calling five minutes prior to the scheduled call.

Life Sciences Research, Inc. is a global contract research organization providing product development services to the pharmaceutical, agrochemical and biotechnology industries. LSR brings leading technology and capability to support its clients in non-clinical safety testing of new compounds in early stage development and assessment. The purpose of this work is to identify risks to humans, animals or the environment resulting from the use or manufacture of a wide range of chemicals which are essential components of LSR's clients' products. The Company's services are designed to meet the regulatory requirements of governments around the world. LSR operates research facilities in the United States (the Princeton Research Center, New Jersey) and the United Kingdom (Huntingdon and Eye, England).

This announcement contains statements that may be forward-looking as defined by the Private Securities Litigation Reform Act of 1995. These statements are based largely on LSR’s expectations and are subject to a number of risks and uncertainties, certain of which are beyond LSR’s control, as more fully described in the Company’s SEC filings, including its Form 10-K for the fiscal year ended December 31, 2006, as filed with the US Securities and Exchange Commission.

- tables to follow -

Life Sciences Research Inc. and Subsidiaries

Condensed Consolidated Statements of Operations

Unaudited

	Three months ended March 31

(Dollars in thousands, except per share data)	2007	2006

Revenues	$54,297	$42,455
Cost of sales	(40,283)	(31,758)
Gross profit	14,014	10,697
Selling, general and administrative expenses	(7,795)	(6,671)
Operating income	6,219	4,026
Interest income	382	258
Interest expense	(3,460)	(2,963)
Other expense	(439)	(971)
Income before income taxes	2,702	350
Income tax benefit	752	120
Net income	$3,454	$470

Income per share
- Basic	$0.27	$0.04
- Diluted	$0.23	$0.03

Weighted average number of common stock
- Basic (000’s)	12,782	12,558
- Diluted (000’s)	15,056	14,459

Life Sciences Research Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(Dollars in thousands)	March 31,	December 31,
	2007	2006
ASSETS	Unaudited	Audited
Current assets:
Cash and cash equivalents	$50,055	$44,088
Accounts receivable, net of allowance of $776 and $691 in 2007 and 2006 respectively	34,217	38,677
Unbilled receivables	17,735	17,459
Inventories	2,200	1,962
Prepaid expenses and other current assets	12,195	10,339
Total current assets	116,402	112,525

Property and equipment, net	65,476	63,630
Goodwill	1,524	1,520
Other assets	9,800	10,341
Deferred income taxes	43,435	42,563
Total assets	$236,637	$230,579

LIABILITIES AND STOCKHOLDERS’ EQUITY/(DEFICIT)
Current liabilities:
Accounts payable	$18,663	$16,973
Accrued payroll and other benefits	4,762	9,743
Accrued expenses and other liabilities	22,248	17,721
Short-term debt	908	889
Fees invoiced in advance	45,153	44,435
Total current liabilities	91,734	89,761

Long-term debt	89,200	89,151
Deferred gain on disposal of US property	9,027	9,107
Pension liabilities	47,754	47,652
Total liabilities	$237,715	$235,671

Commitments and contingencies
Stockholders’ equity/(deficit)
Preferred Stock, $0.01 par value. Authorized 5,000,000
Issued and outstanding: None	-	-
Non-Voting Common Stock, $0.01 par value. Authorized 5,000,000
Issued and outstanding: None	-	-
Voting Common Stock, $0.01 par value. Authorized 50,000,000
Issued and outstanding at March 31, 2007: 12,798,853 (December 31, 2006: 12,775,120)	128	127
Paid in capital	96,356	95,762
Accumulated other comprehensive loss	(45,196)	(45,161)
Accumulated deficit	(52,366)	(55,820)
Total stockholders’ equity /(deficit)	(1,078)	(5,092)
Total liabilities and stockholders’ equity /(deficit)	$236,637	$230,579

Life Sciences Research Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

Unaudited

	Three months ended March 31
(Dollars in thousands)	2007	2006

Cash flows from operating activities:
Net income	$3,454	$470
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,229	2,505
Amortization of gain on disposal of US property	(80)	-
Non-cash compensation expense associated with employee stock compensation plans	558	92
Foreign exchange gain on New Financing and Capital Bonds	(110)	(461)
Foreign exchange (gain)/loss on intercompany balances	(12)	141
Deferred income tax benefit	(752)	(120)
Provision for losses on accounts receivable	85	37
Amortization of Capital Bonds issue costs	-	42
Amortization of financing costs	387	1,225
Amortization of warrants	451	87

Changes in operating assets and liabilities:
Accounts receivable, unbilled receivables and prepaid expenses	2,401	(3,015)
Inventories	(234)	(223)
Accounts payable, accrued expenses and other liabilities	1,117	(1,562)
Fees invoiced in advance	616	2,125
Net cash provided by operating activities	$10,110	$1,343

Cash flows used in investing activities:
Purchase of property and equipment	(3,981)	(1,650)
Sale of property, plant and equipment	6	-
Net cash used in investing activities	$(3,975)	$(1,650)

Cash flows (used in)/provided by financing activities:
Proceeds from issuance of Voting Common Stock	35	4,338
Proceeds from long-term borrowings	-	70,000
Increase in deferred finance/other assets	-	(7,283)
Repayments of short-term borrowings	(213)	(47)
Net cash (used in)/provided by financing activities	$(178)	$67,008

Effect of exchange rate changes on cash and cash equivalents	10	(2,627)
Increase in cash and cash equivalents	5,967	64,074
Cash and cash equivalents at beginning of period	44,088	15,420
Cash and cash equivalents at end of period	$50,055	$79,494

Supplementary Disclosures
Interest paid in the period	$2,934	$2,569
Taxes paid in the period
Japan	$-	$-
US	$128	$103

Supplementary Disclosures of non-cash financing activity:
Issuance of warrants to lender	$-	$2,528
Issuance of warrants to financial advisor	$-	$1,749